

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2011

Via E-mail
Mr. Harry Kletter
Chief Executive Officer
7100 Grade Lane
P.O. Box 32428
Louisville, Kentucky 40232

> **RE: Industrial Services of America, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 28, 2011**
> **File No. 000-20979**

Dear Mr. Kletter:

We have reviewed your correspondence filed July 29, 2011 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page 1

1. We have read your response to comment 17 from our letter dated June 21, 2011. Please tell us when you intend to file your amended 2010 Form 10-K.

2. We note your statement in response to the first bullet of comment 22 from our letter dated June 21, 2011, that you did not obtain control of Venture, as you did not have any financial interest, voting interest or shares in Venture. However, we note your disclosures throughout your fiscal years 2009 and 2010 Forms 10-K, which state that you acquired Venture during fiscal year 2009. Please provide us with a comprehensive explanation for the apparent differences in the statements made in your periodic reports and your response letter.

3. We note your statement in response to the first bullet of comment 22 from our letter dated June 21, 2011, that the purchase of inventory and the fixed assets and the hiring of the majority of the employees constituted a business combination as described in 810-10-55-4 through 55-9. In this regard, we note that the January 13, 2009 agreement to purchase the inventories between you and the three owners of Venture does not appear to contemplate the acquisition of any additional assets and/or business processes of Venture in the near future. The inventory purchase agreement states that you have the option but not the obligation to hire employees of Venture in connection with the inventory purchase. Finally, the inventory purchase agreement included the leasing of the facility housing the inventory for a period of up to two years with no option to purchase. The April 17, 2009 bill of sale for the listed fixed assets that were previously subject to a February 11, 2009 lease agreement also only appears to contemplate the purchase of the corresponding fixed assets. As such, it is unclear how you determined that you acquired a business for purposes of accounting for the combined transactions as a business combination in accordance with ASC 805. Please provide us with your detailed analysis that supports your conclusion that the combined transactions represent a business. As part of your analysis, please provide us with a comprehensive explanation as to why it was necessary to purchase intangible assets over a year after the fact, if the acquisition of inventories and fixed assets was that of a business. Please also explain to us how it was possible to acquire two businesses from one entity that appeared to operate as one business. Finally, please explain the purpose of completing the acquisition of Venture's assets through separate transactions rather than all together. Please refer to the guidance in ASC 805-10-55-4 – 55-9.

4. We note that you acquired land and all improvements from LUCA Investments, LLC on April 2, 2009. Based on your disclosures in your 2010 Form 10-K, you recognized $1.5 million of goodwill in connection with this acquisition. Please provide us with a comprehensive explanation as to how you determined that you acquired a business from LUCA Investments, LLC rather than assets. Please refer to the guidance in ASC 805-10-55-4 – 55-9.

5. We note your response to the third bullet of comment 22 from our letter dated June 21, 2011, as it relates to adjustments made to provisional amounts for the acquisition of fixed assets. Assuming you are able to demonstrate that the acquisition of inventories and fixed assets from Venture and the acquisition of land and improvements from LUCA Investments, LLC were that of businesses that are within the scope of ASC 805, please provide us with your materiality assessment that demonstrates that retroactively reflecting the adjustments to the provisional amounts to the date of acquisition is immaterial for both fixed assets and land and improvements. Please refer to ASC 805-10-25-13 – 25-19 and ASC 250-10-S99-1 – S99-2 for guidance.

6. We note on July 1, 2010, you entered into another asset purchase agreement with two members of Venture Metals that included the Venture Metals, LLC trade name, customer relationships, supplier relationships, and a five-year non-compete with Venture, Mr. Jones, and Mr. Valentine. In response to the fourth bullet to comment 22 from our letter

Mr. Kletter
Industrial Services of America, Inc.
August 22, 2011
Page 3

dated June 21, 2011, you state that this agreement represents the acquisition of a business rather than of assets. Please provide us with your detailed analysis that supports this conclusion. Please refer to the guidance in ASC 805-10-55-4 – 55-9. In addition to this analysis, please explain to us the purpose of the July 1, 2010 acquisition in light of the fact that you acquired Venture's inventory and fixed assets over a year prior. In this regard, please tell us the difference between Venture's customers and the customers that you sold the purchased inventory and subsequent inventory you manufactured using Venture's fixed assets acquired during fiscal year 2009. Please tell us the difference between Venture's suppliers and your suppliers used to manufacture the products. Please tell us how the purchase of the intangible assets impacted the revenues and costs recognized in your consolidated statements of income. Finally, please explain why only two of the three owners of Venture were party to this purchase agreement.

7. We also note your response to the fourth bullet to comment 22 from our letter dated June 21, 2011, that the July 1, 2010 agreement contained contingent consideration that represents additional consideration for the purchase of the intangible assets. Please provide us with a more comprehensive explanation about the contingency for the additional consideration. In this regard, it is unclear whether the RONA required to be met is based on the performance of the intangible assets acquired from Venture, all of the assets acquired from Venture, or your consolidated assets. If the RONA required to be met to earn the additional consideration is based on your consolidated assets, please provide us with a more comprehensive explanation about how you determined the contingent consideration relates to the acquisition of intangible assets rather than compensation. In this regard, ASC 805-10-55-25 notes that duration of continuing employment is one consideration.

8. We note from the Form 8-K filed July 7, 2010 that the employment contracts for Jones and Valentine were extended to June 30, 2015 and the calculation of the annual bonuses was modified. We further note from your disclosure on page 28 of your 2010 Form 10-K that the purchase price was negotiated at the same time that you renegotiated the employment agreements of Mr. Jones and Mr. Valentine. Please tell us the facts and circumstances that led to the renegotiation of the employment agreements for Jones and Valentine and whether the purchase agreement impacted the employment agreements.

9. We note your response to the fifth bullet of comment 22 from our letter dated June 21, 2011. Please tell us where you reflected these payments as an expense on your consolidated statement of income, including the period the expense was recognized. Please revise your disclosure in future filings to provide this additional information.

10. We note your response to the sixth bullet of comment 22 from our letter dated June 21, 2011. Please demonstrate for us how you complied with each of the disclosure requirements in ASC 805-10-50, 805-20-50, and 805-30-50 for each business combination. Please ensure your response specifically references the disclosure requirement and the location of the disclosure provided in your 2010 Form 10-K.

11. We note your response to the eighth bullet to comment 22 from our letter dated June 21, 2011, in which you note the valuation of the intangible assets were completed by an independent valuation company. Using a valuation prepared by a third party does not eliminate the need to explain to investors the methodologies used to estimate the fair value of the intangible assets acquired along with the material assumptions and estimates that were used. As previously requested, please provide critical accounting policy disclosure regarding the methods and material assumptions made to estimate the fair value of the assets and liabilities of Venture at the acquisition date. Please refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 24

12. In future filings, please ensure that you provide investors with an understanding as to how the material decline in the volume of stainless steel sales impacted total cost of goods sold in addition to total revenue. Please also provide a more comprehensive analysis for the increase in overall average commodity prices. Please identify the specific raw materials purchased with varying average purchase prices between the periods presented along with quantification of the changing prices. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

13. In future filings, please provide investors with an understanding of the material factors resulting in a decrease of your effective tax rate. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

14. In future filings, please quantify the impact the significant decline in the volume of stainless steel materials and the increase in volume of ferrous shipments and nonferrous shipments have had on total revenue in addition to quantifying the percentage of volume decline and increase. Please refer to Item 303(a)(3)(iii) of Regulation S-K for guidance.

15. In future filings, please explain to investors why you needed to cancel several purchase contracts, if you expect the stainless steel shipments will rebound in the third quarter of fiscal year 2011. Please provide us with the disclosure you intend to include in future filings. Please refer to Section 501.12 of the Financial Reporting Codification for guidance.

16. In future filings, please quantify the portion of inventory that is stainless steel. This disclosure will allow investors to better understand the portion of your inventory that may be at-risk for write-downs given the significant decline in volume experienced during the

second quarter of fiscal year 2011. Please refer to Sections 216, 501.02 and 501.12.b.3 of the Financial Reporting Codification and SAB Topic 5:P.4 for guidance.

Signatures, page 33

17. Please file an amendment to your Form 10-Q for the fiscal quarter ended June 30, 2011 to update the dates of each signature and to identify Harry Kletter as the principal executive officer and not the principal executive and financial officer. With your Form 10-Q amendment, please file currently-dated certifications that refer to the Form 10-Q/A.

Definitive Proxy Statement on Schedule 14A

Executive Compensation Discussion and Analysis, page 11

Summary Compensation Table, page 11

18. We reissue comment 31 in our letter dated June 21, 2011. As previously requested, please disclose the assumptions you made when you valued Mr. Donaghy's stock awards. Refer to Instruction No. 1 to Item 402(n)(2)(v) and (vi) of Regulation S-K. Investors should be able to understand how you determined the value of Mr. Donaghy's stock awards from your disclosure. For the stock awards subject to performance conditions, please report the grant date fair value of the stock awards based upon the probable outcome of such performance conditions. For example, if you determine that it is probable you will achieve the performance goal relating to a specific stock award; please disclose the value of the stock award at the grant date. Refer to Instruction No. 3 to Item 402(n)(2)(v) and (vi) of Regulation S-K. Finally, please disclose the material terms for each stock award, including the grant date, the grant date fair value per share, and whether the stock is restricted or subject to vesting conditions. Refer to Item 402(o)(4) of Regulation S-K. Please comply with this comment in future filings. Using the information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

19. We note footnote two to the revised 2010 Summary Compensation Table provided in your response letter dated July 29, 2011. We note that Mr. Donaghy received and earned certain stock awards in 2009 and 2010. Please revise your disclosure to clearly state when the company granted each of these awards to Mr. Donaghy and revise your disclosure as necessary to ensure that awards granted in 2009 are reported in the 2009 row of the Summary Compensation Table and that awards granted in 2010 are reported in the 2010 row. Additionally, your current disclosure in footnote two to the revised 2010 Summary Compensation Table indicates that the grant date fair value for stock awards Mr. Donaghy received in 2009 should total $221,100. Please tell us how you determined the grant date fair value of the 2009 stock awards totaled $183,000, as disclosed in the revised 2010 Summary Compensation Table.

20. In footnote two to the revised 2010 Summary Compensation Table, we note that you state several times that shares subject to stock awards were paid at specified prices. For example, for the 15,000 shares granted based on 2008 EBITDA exceeding $4.5 million, you state "[t]hese shares were paid at the then current market price of $3.20 per share, totaling $48.000." Please explain to us what you mean by these statements and how these valuations figure into the grant date fair values of the stock awards.

21. We note your response to comment 33 in our letter dated June 21, 2011. We note that you have included the bonus awarded to Mr. Donaghy in the Non-Equity Incentive Plan Compensation column in the revised 2010 Summary Compensation Table. Please provide us with your analysis as to why this bonus should be included in this column rather than the Bonus column. We note that you included this award under the Bonus column of the Summary Compensation Table in the Definitive Proxy Statement on Schedule 14A.

22. We note your response to comment 39 in our letter dated June 21, 2011. It appears that you do not expect to achieve the performance goals associated with certain long-term awards you made to Mr. Donaghy. If true, please revise your disclosure in footnote two to the revised 2010 Summary Compensation Table to state so and state that you do not expect to make any payouts to Mr. Donaghy pursuant to these awards.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772, or in her absence, Tracey Houser, Staff Accountant at (202) 551-3736, or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235, or Jay Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief